Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of October 31, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.28	56.28	55.90	55.90
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	0

5	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Unregistered Options	22,900
8	Haim Ben-Dor	Series C Debentures	699,370.40
9	Haim Ben-Dor	Series F Debentures	2,358,346
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.14	0.14
11	Arie Mientkavich	Unregistered Options	200,000
12	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
13	Yair Orgler	Unregistered Options	12,400			0.01	0.01
14	Yair Orgler	Series C Debentures	80,000
15	Yair Orgler	Series D Debentures	300,000
16	Yair Orgler	Series F Debentures	176,720
17	Yair Orgler	Series I Debentures	80,000
18	Noga Knaz	Ordinary Shares	1,268	0.00	0.00	0.01	0.01
19	Noga Knaz	Unregistered Options	15,900
20	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.24	0.24
21	Aharon Soffer	Unregistered Options	380,000
22	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	8,534,298	5.17	5.17	5.13	5.13
23	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14,230,794
24	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	285,000
25	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	47,344,056
26	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	148,017,863
27	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,528,561
28	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	100,370,121
29	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	93,074,870

30	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	80,683,809
31	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	591,264
32	Eliahu Insurance Company Ltd.	Ordinary Shares	176,890	0.11	0.11	0.11	0.11
33	Eliahu Insurance Company Ltd.	Series E Debentures	1,195,671
34	Eliahu Insurance Company Ltd.	Series J Debentures	3,925,013

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
35	Gil Kotler	Ordinary Shares	25,566	0.02	0.02	0.09	0.09
36	Gil Kotler	Unregistered Options	125,000
37	Varda Zuntz	Ordinary Shares	91,037	0.06	0.06	0.08	0.08
38	Varda Zuntz	Unregistered Options	50,000
39	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.06	0.06
40	Eran Ballan	Unregistered Options	105,000
41	Rami Vaisenberger	Unregistered Options	25,000			0.02	0.02

Changes in holdings during July of 2012

Name of the Holder: Chaim Katzman

Holder Number: 4 (Ordinary Shares)

Type of Holder: Interested Party

ID Number: 030593859

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 200,949

Change in the number of securities: -200,949

Name of the Holder: Dor J. Segal

Holder Number: 5 (Ordinary Shares)

Type of Holder: Interested Party

ID Number: 057493504

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 900,000

Change in the number of securities: -180,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 22 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 8,534,298

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 23 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 14,230,794

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series B Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260272

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 285,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 47,344,056

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 148,017,863

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 38,528,561

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 100,370,121

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 93,074,870

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 80,683,809

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 591,264

Name of the Holder: Eliahu Insurance Company Ltd.

Holder Number: 32 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029851

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 176,890

Name of the Holder: Eliahu Insurance Company Ltd.

Holder Number: 33 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029851

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 1,195,671

Name of the Holder: Eliahu Insurance Company Ltd.

Holder Number: 34 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029851

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 3,925,013

Name of the Holder: Gil Kotler

Holder Number: 35 (Ordinary Shares)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 25,566

Name of the Holder: Gil Kotler

Holder Number: 36 (Unregistered Option)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 125,000

Name of the Holder: Varda Zuntz

Holder Number: 37 (Ordinary Shares)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 106,037

Change in the number of securities: -15,000

Name of the Holder: Varda Zuntz

Holder Number: 38 (Unregistered Option)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 100,000

Change in the number of securities: -50,000

Name of the Holder: Eran Nahum Ballan

Holder Number: 40 (Unregistered Option)

Type of Holder: SEVP, General Counsel and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 130,000

Change in the number of securities: -25,000

Name of the Holder: Rami Vaisenberger

Holder Number: 41 (Unregistered Option)

Type of Holder: VP and Controller

Registration Number: 016708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 50,000

Change in the number of securities: -25,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.